June 13, 2005

Via U.S. Mail and Fax (305-828-6230)

John W. Stump, III
Chief Financial Officer
CALYPSO WIRELESS, INC
5753 N.W. 158 Street
Miami, Florida 33014

Re:	CALYPSO WIRELESS, INC
	Form 10-KSB for the year ended December 31, 2004
      Filed May 06, 2005

      Forms 10-QSB for fiscal quarter ended March 31, 2005

	File No. 1-08497

Dear Mr. Stump:


      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Form 10-K for the year ended December 31, 2004

Liquidity and Capital Resources, page 12

1. We note your material funding requirements of $7 million to complete the manufacturing process and begin shipments of your products. We note that you expect to begin shipping your products during the fourth quarter of 2005. We note that during the development stage period you have generated significant operating losses and used significant cash to fund your operations. We note that at December 31, 2004 you had cash of $36,318. We note that subsequent to December 31, 2004 you raised $1 million through a private placement and signed subscription agreements to raise an additional $2 million. In this regard, ask your auditors to tell us the consideration given to AU Section 341 of the Statements of Auditing Standards to conclude that their audit report should not include an explanatory paragraph expressing substantial doubt about the entity`s ability to continue as a going concern.

2. In addition, expand your disclosure to include a detailed discussion of management`s viable plans for overcoming the company`s financial difficulties. Discuss in detail your requirements during the next twelve months and your ability to generate sufficient cash to support your operations. Update the disclosure in each subsequent
Form 10-Q.  Refer to Section 607.02 of the Financial Reporting
Codification.

Item 8A. Controls and Procedures, page 14

3. We note your disclosure that your December 31, 2003 and 2002 financial statements have been restated to correct for the misclassification of expenditures between software development cost and research and development expenses. It appears to us that your disclosure controls and procedures were ineffective as of December 31, 2004. Please revise, or tell us why you believe they were effective.

Note 9 Restatements

4. Provide us with a detailed analysis supporting the appropriateness of the type of costs that you capitalized under SOP 98-1.


Form 10-Q for fiscal quarter ended March 31, 2005

5. To the extent applicable, revise to comply with the comments above.




*    *    *    *

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Al Rodriguez, Staff Accountant, at (202)
551-
3370 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director
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John W. Stump, III
CALYPSO WIRELESS, INC
June 7, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE